December 6, 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Dial Global, Inc. (the “Company”) Form 10-K for the fiscal year Ended December 31, 2011 filed on March 31, 2012

Mr. Spirgel:

The Company is in receipt of your letter dated November 5, 2012, setting forth comments of the Staff (“Staff”) of the United States Securities and Exchange Commission (“Commission” or “SEC”) to the Company's Form 10-K for the fiscal year ended December 31, 2011 (filed with the SEC on March 31, 2012 and referred to in this letter as the “2011 10-K”). While your letter requested that the Company submit its responses within ten business days, the Staff orally extended a response date to December 6, 2012 upon our request. The Company has considered your comments and has set forth its responses below. The Company's responses are preceded by a reproduction of the corresponding Staff comments in bolded italics as set forth in your letter. All page references are to the pages of the 2011 10-K.
Form 10-K
Note 3 - Acquisitions
Westwood One, Inc., page F-14

1.
It is unclear to us why you used “liquidation preference” as the fair value of the Series A Preferred Stock issued as consideration for the acquisition of Westwood, Radio Network Holdings, LLC. Tell us how you determined that the nominal liquidation preference of your Series A Preferred Stock represents fair value, fair value the price that would be received for the sale of your Series A Preferred Stock in an orderly transaction between market participants at the measurement date, for those shares.

Response:
The Series A preferred stock (the “Preferred Stock”) was originally issued in connection with the Merger (described and defined in response 2 below) of Verge Media Companies, Inc. and Westwood One, Inc. The Preferred Stock was issued to meet the requirements of a working capital adjustment pursuant to the Merger Agreement. The Preferred Stock transaction was deemed to be made at an arms-length, since the contractual provisions were negotiated between a willing buyer and willing seller.

Mr. Larry Spirgel
December 6, 2012

The Preferred Stock is a callable perpetual instrument, with an escalating dividend schedule that would induce prepayment as soon as contractually possible if more favorable financing would be available to the Company in the marketplace. The senior debt instruments contain covenants which preclude any cash payments toward the Preferred Stock dividend or towards repayment of the outstanding accrued and unpaid balance of the Preferred Stock until the first and second lien instruments are repaid in full. There is no mandatory redemption and holders are entitled to the liquidation preference upon a “change of control” or liquidation/dissolution.

As a result, the instrument's structure resembles a blend of short, medium and long term instruments with a dividend rate commensurate with similar term obligations. The dividend rate increases every two years, from 9%, 12% and 15%, and contains an option to make payments either in kind or in cash (after the first anniversary of the issue date).

At the time of issuance, the credit markets were in a period of high volatility which prevented the Company (issuer) from refinancing its entire capital structure. It was the Company's intent to refinance its capital structure shortly after the Merger such that it would create a liquidation/dissolution event allowing for the holders of the Preferred Stock to be paid out in a short period of time which is why the first accrual period was structured at a 9% dividend rate. Because of the expected short-term nature of this instrument, the liquidation value of $1,000 per share was agreed to as part of the negotiations, as defined in the Merger Agreement. As described in more detail in the response to Question 4 that appears below, Triton Media has the right to nominate and elect six of the nine members of the Board of Directors and controls the Company's Board of Directors. Accordingly, Triton's view on refinancing the Company's capital structure was indicative of the Company's plans.

Based on all of these factors, the Company determined the liquidation preference for the Preferred Stock reasonably approximated fair value and consistent with a market participant assumption.

2. We note from the second paragraph and tables of page F-15 that you have in effect included the $4.73 million cash consideration paid together with the $4.95 million gain, recognized for the July 29, 2011 acquisition of 24/7 Formats, in your calculation of the consideration transferred exchange for the acquisition of Westwood One. We note that you also used both the cash and the gain together in your preliminary purchase price allocation for the Westwood One acquisition. Please clarify. Addressing contractual timing of events, tell us your understanding of the substance of the transactions. Tell us whether the July 29, 2011 acquisition of 24/7 Formats and the October 21, 2011 acquisition of Westwood One were separate independent transactions or whether they were preplanned step acquisitions of the whole of the Westwood business operations. Explain to us your basis for recognizing a gain in the acquisition of 24/7 Formats. Describe for us how the $4.95 million gain from the 24/7 Formats purchase was calculated.

Mr. Larry Spirgel
December 6, 2012

Response:

Background

On May 23, 2006, after several months of negotiation, Westwood One Radio Networks, Inc. (“WORN”), and Excelsior Radio Networks, Inc. (“Excelsior”), entered into a management agreement (“Management Agreement”) pursuant to which Excelsior would manage and operate eight (8) 24/7 music formats (“Formats”) that provided continuous music programs to radio stations nationwide. At the time the Management Agreement was entered into, there was no relationship between WORN and Excelsior and there was no pre-planned acquisition of Westwood One by Excelsior. The parties entered into the Management Agreement because WORN was interested in monetizing the Formats (the Formats operations were static and WORN did not wish to invest the cash necessary to significantly grow it) and Excelsior wanted to manage the Formats to grow its radio business. The Management Agreement allowed Excelsior to fold the Formats into its operations for a quarterly license fee and ultimately have the right to purchase the Formats for a pre-negotiated sum.
The term of the Management Agreement began on August 1, 2006 and was to end on the earlier of: (i) January 15, 2012, (ii) the date the Formats were transferred pursuant to the Call Notice or Put Notice (described below) or (iii) termination of the Management Agreement pursuant to the termination provision set forth therein. During the term of the Management Agreement, Excelsior paid an annual rights fee (payable in equal quarterly installments in advance) of: $2.51M in 2007, $2.56M in 2008, $2.42M in 2009, $2.53M in 2010 and $2.64M in each of 2011 and 2012 (subject to pro-ration for partial years).
Under the terms of the Management Agreement, Excelsior had the right, but not the obligation, commencing on June 30, 2011 to acquire WORN's right, title and interest to the Formats for the agreed to fair-market value sum of $4.95M by providing notice to WORN (the “Call Notice”). Beginning January 15, 2012 WORN had the right, but not the obligation, to force Excelsior to acquire WORN's right, title and interest to the Formats for $4.95M by providing notice to WORN (the “Put Notice”).
Merger Discussions
The parties did not begin discussing a potential merger/business combination (“Merger”) between the parties until three and a half years after the Management Agreement was signed. As described in more detail in an Information Statement on Schedule 14C filed with the SEC on September 22, 2011, Westwood One, Inc. (“Westwood”) and a subsidiary of Verge Media Companies, Inc. (“Verge”) who previously owned the Verge radio business, Triton Media, began preliminary discussions about a possible Merger in December 2009. Such discussions did not result in the execution of a definitive agreement. Thereafter, the parties resumed discussions about a potential Merger in September 2010, but those discussions ended in December 2010 when Merger financing could not be obtained on favorable terms. The discussions resumed in the first quarter of 2011 and such resulted in the execution of a Merger Agreement on July 30, 2011. As part of the Merger discussions negotiations also ensued as to how the quarterly installment of $660,000

Mr. Larry Spirgel
December 6, 2012

(i.e., one-fourth of $2.64M) due on July 1, 2011 under the Management Agreement for the Formats (for the prospective calendar quarter from July 1 - September 30, 2011) would be treated. The parties agreed, by letter agreement dated July 7, 2011, that if Excelsior exercised its call option on or prior to July 15, 2011 and the closing of the Formats sale occurred no later than July 29, 2011, then the $4.95M purchase price for the Formats would be reduced by a portion of the $660,000 quarterly payment related to the one-month period. The $4.73M consideration was derived by subtracting one month of the quarterly payment (i.e., $220,000) from the $4.95M cash consideration paid as the closing of the sale of the Formats on July 29, 2011 (i.e., approximately one month after the license payment was due). The fact that the letter agreements was entered into at the time of the merger negotiations provides further evidence that the Formats purchase was contemplated as part of the Merger. The Company did not wait until October 21, 2011 (the closing date of the Merger) to manage the Formats because Westwood needed additional funds to support its operations until the Merger and because the Company did not want to keep paying quarterly license fees until the closing date of the Merger (which date in July was unknown and difficult to predict).

The Company considered the following guidance:

ASC 805-10-25-20 - the acquirer and the acquiree may have a preexisting relationship or other arrangement before negotiations for the business combination began, or they may enter into an arrangement during the negotiations that is separate from the business combination. In either situation, the acquirer shall identify any amounts that are not part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination, that is, amounts that are not part of the exchange for the acquiree. The acquirer shall recognize as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. Separate transactions shall be accounted for in accordance with the relevant generally accepted accounting principles.

ASC 805-10-25-21- A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction. The following are examples of separate transactions that are not to be included in applying the acquisition method:

a.  A transaction that in effect settles preexisting relationships between the acquirer and acquiree (see paragraphs 805-10-55-20 through 55-23).

Pursuant to ASC 805-10-55-20, the acquirer and acquiree may have a relationship that existed before they contemplated the business combination, referred to here as a preexisting relationship. A preexisting relationship between the acquirer and acquiree may be contractual (for example, vendor and customer or licensor and licensee) or noncontractual (for example, plaintiff and defendant).

ASC 805-10-55-21 further notes that if the business combination in effect settles a preexisting

Mr. Larry Spirgel
December 6, 2012

relationship, the acquirer recognizes a gain or loss, measured as follows:

a. For a preexisting noncontractual relationship, such as a lawsuit, fair value
b. For a preexisting contractual relationship, the lesser of the following:

1. The amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar items. An unfavorable contract is a contract that is unfavorable in terms of current market terms. It is not necessarily a loss contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

2. The amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable. If this amount is less than the amount in (b)(1), the difference is included as part of the business combination accounting.

Based on the guidance of ASC's 805-10-25-20 and 805-10-25-21a, while the settlement of the preexisting relationship between Excelsior and WORN relating to the call option for the purchase of the 24/7 Formats was contemplated as part of the transaction, the settlement is a separate transaction that is not to be included in the accounting under the acquisition method. ASC 805-10-25-21a references ASC's 805-10-55-20 through 23 which details the appropriate accounting for such a settlement of a preexisting relationship.

Before Verge and Westwood contemplated the Merger, they entered into the Management Agreement regarding the Formats operations in 2006. This preexisting relationship was settled by the Merger (as the Formats acquisition was deemed to be part of the Merger) when the Company acquired the Formats under the call option stipulated by the Management Agreement and its amendment. Therefore this relationship is deemed contractual relationship and its accounting treatment would follow item b) above.

The below discussion is to identify the amounts per item 1 and 2 respectively.

1.	The amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with pricing for current market transactions for the same or similar items.

In order to assess the pricing for the current market transaction for the Formats, the Company performed a valuation analysis and assessed the fair value of the Formats upon the acquisition in July 2011 to be approximately $13.4M. Excelsior paid $4.73M for the Formats ($4.95M minus $220K right fee for July 2011), which results in an amount of $8.67M by which the contract is favorable from the perspective of the Company.

2.	The amount of any stated settlement provisions in the contract available to the counterparty to whom the contract is unfavorable.

Mr. Larry Spirgel
December 6, 2012

Pursuant to the Management Agreement, the Company has a call option to acquire the Formats for $4.95M. If the call option is not exercised, Westwood, the counterparty to whom the contract is unfavorable, has a put option to force the Company to buy the Formats for $4.95M.

Therefore the $4.95M, option/put price, is the stated settlement provision per the contract available to Westwood to whom the acquisition of Formats is unfavorable (as the Formats fair value is estimated at $13.4M).

The lesser of the two amounts identified above is $4.95M. According to the guidance the Company recognized a gain of $4.95M.

Because a settlement gain or loss is recognized based on the amount of the stated settlement provision available to the counterparty to which the contract is unfavorable when that stated amount is less than the off-market component of the contract, the amount by which the off-market element of the settled contract exceeds the stated settlement provision was ignored. Conceptually, the counterparty against which the contract is unfavorable could have made a unilateral decision to cancel the contract by invoking the settlement provision and then proceed with the business combination transaction based on an exchange determined without reference to the off-market contract that, by then, would not exist. In this case, since the gain is recognized based on the amount of the stated settlement provision, the difference between $8.67M and $4.95M is ignored in purchase accounting.

In accordance with ASC Guidance, the Company recorded the $4.95M gain and the $4.73M of the cash consideration paid by Excelsior (which is a subset of the $4.95M gain) pursuant to the terms of the Management Agreement as part of the consideration transferred.
3. Further, it is unclear why you have included the $4.95 million gain from the 24/7 Format acquisition in your determination of the value of the consideration transferred to acquire Westwood One. The payment of $4.73 million in cash appears to be the total amount of consideration paid. Please explain the basis for your treatment of this gain and refer to all pertinent authoritative accounting literature in your response.
Response:
As described above, the $4.95M was the cash consideration paid for the Formats pursuant to the terms of the Call Notice delivered by the terms of the Management Agreement. The $4.73M amount is calculated by subtracting one month of the $660,000 quarterly license payment ($220,000) from the $4.95M cash paid at the closing of the sale of the Formats.

Note 11 - Preferred Stock, page F-27
4. We note from the last full paragraph of page F-27 and the first full paragraph of page F-28 that the holders of your Series A preferred Stock do not have a contractual right to require redemption of those shares. Clarify for to us why you have presented these preferred shares

Mr. Larry Spirgel
December 6, 2012

outside of stockholders' equity in the mezzanine section. Tell us the contractual provisions and rights that support such a classification. Tell us also your consideration of how a hypothetical change in control of the company might have affected your accounting for these shares.

Response:

While it is true that the Series A Preferred Stock does not have a contractual right to require redemption of those shares, it is noteworthy that the sole holder of all 9,691.374 shares of Series A Preferred Stock issued and outstanding by the Company are held by Triton Media Group, LLC. Triton Media, by virtue of its ownership of 100% of the Company's Class B Common Stock, has the right to nominate and elect six of the nine members of the Board of Directors and accordingly, controls the Company's Board of Directors. Given this, and the fact that the Preferred Stock is redeemable by the issuer (the Company), the Company determined that the Preferred Stock contains a substantive mandatory redemption feature and accordingly, classified the Preferred Stock in the mezzanine section of the balance sheet. Accounting Series Release (ASR) 268 (under ASC 480-10-S99-3A) provides as follows:

“ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. As noted in ASR 268, the Commission reasoned that “there is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.”

The following example is provided under ASR 268 and reflects a scenario comparable to the Company:

“Example 2. A preferred security that is not required to be classified as a liability under other applicable GAAP may have a redemption provision that states it may be called by the issuer upon an affirmative vote by the majority of its board of directors. While some might view the decision to call the security as an event that is within the control of the company because the governance structure of the company is vested with the power to avoid redemption, if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required. In other words, any provision that requires approval by the board of directors cannot be assumed to be within the control of the issuer. All of the relevant facts and circumstances should be considered.”

Mr. Larry Spirgel
December 6, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Exhibits 31.2 and 32.2
5. Please refile your principal financial officer's certification, Exhibit 31.1, and your certification pursuant to 18 U.S.C. Section 1350, Exhibit 32.2, to correct the conflicting identification of your chief financial officer as both Hiram M. Lazar and Jean B. Clifton.
Response:
The Company will refile these certifications to correct what was an inadvertent typo. Jean B. Clifton was then, and is, the Chief Financial Officer.

* * *

In connection with the Company's response to the Staff's comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (212) 843-3246 or jclifton@dialglobal.com.

Sincerely,

/S/ JEAN B. CLIFTON
Jean B. Clifton
Chief Financial Officer

cc:     Spencer Brown, co-Chief Executive Officer
Melissa Garza, General Counsel